Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Rally Software Development Corp:

We consent to the use of our report dated March 22, 2013, except as to the effects of the reverse stock split and amended and restated certificate of incorporation described in Note 15, which are as of April 1, 2013, with respect to the consolidated balance sheets of Rally Software Development Corp. as of January 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive loss, common stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended January 31, 2013, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Boulder, Colorado
July 17, 2013